EXHIBIT 99.4

FOR IMMEDIATE RELEASE	CONTACT:
August 30, 2006	Patricia Sturms
Edelman
(212) 704-4496

BARINGTON CAPITAL GROUP BELIEVES LONE STAR TRANSACTION FAILS TO PROVIDE ADEQUATE CONSIDERATION FOR STOCKHOLDERS

New York, New York – August 30, 2006 – Barington Capital Group, L.P. (“Barington”) announced today that, based on its analysis to date, it believes that the agreement recently entered into by Lone Star Steakhouse & Saloon, Inc. (Nasdaq: STAR) (“Lone Star” or the “Company”) to be acquired by affiliates of Lone Star Funds for $27.10 per share in cash fails to provide adequate value to the Company’s stockholders.

The transaction, which is subject to stockholder approval, would only provide stockholders with a 15% premium to the closing price of Lone Star’s stock on August 17, 2006, the day before the deal was announced. Barington notes that Lone Star’s stock has traded higher than the transaction price less than three months prior to the date the deal was announced. Barington also notes that CL King & Associates’ analyst Michael Gallo has reported that the $27.10 share price looks low in their view and that Oppenheimer & Co. analyst Michael Smith currently rates Lone Star a buy with a 12-month price target of $32 a share.

Based on Barington’s evaluation of the transaction thus far, Barington does not believe that the consideration adequately reflects the value of the Company’s extensive real estate holdings and upscale Sullivan’s and Del Frisco’s restaurant brands.

“We intend to thoroughly review the transaction and all alternatives available to the Company,” stated James A. Mitarotonda, Chairman and Chief Executive Officer of Barington Capital Group, L.P. “While we are reserving for now our ultimate judgment on the transaction, we do not believe that the Company’s valuable assets and brands are being sold for a price that reflects the intrinsic value of the Company.”

Barington represents a group of investors that owns, in the aggregate, approximately 9.4% of the outstanding common stock of the Company.

About Barington Capital Group, L.P.

Barington Capital Group, L.P. is an investment management firm that primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value.

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